February 5, 2026

Mat Ishbia
Chief Executive Officer
UWM Holdings Corporation
585 South Boulevard E.
Pontiac, MI 48341

       Re: UWM Holdings Corporation
           Registration Statement on Form S-4
           Filed January 30, 2026
           File No. 333-293106
Dear Mat Ishbia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Kara MacCullough, Esq.